UNITED STATES
                                            SECURITIES AND EXCHANGE COMMISSION
                                                  WASHINGTON, D.C. 20549

                                                          FORM 144
 OMB APPROVAL
 OMB Number:  3235-0101
 Expires:     March 31, 2011
 Estimated average burden
 hours per response.........2.00

 SEC USE ONLY

 DOCUMENT SEQUENCE NO.

 CUSIP NUMBER

 WORK LOCATION

                                          NOTICE OF PROPOSED SALE OF SECURITIES
                                  PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:   Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
---------------------------------------------------------------------------------- ---------------------- -------------------------
1 (a) NAME OF ISSUER (Please type or print)                                        (b) IRS IDENT. NO.     (c) S.E.C. FILE NO.

SUPERIOR WELL SERVICES, INC.                                                        20-2535684             000-51435
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1 (d) ADDRESS OF ISSUER                                        STREET                   CITY            STATE              ZIP CODE

                                                 1380 RT. 286 EAST, SUITE #121         INDIANA           PA                 15701
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(e) TELEPHONE NO.
-------------------------------
AREA CODE           NUMBER
   724             465-8904
----------   ------------------

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2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE        (b) RELATIONSHIP      (c) ADDRESS STREET       CITY         STATE       ZIP CODE
      SECURITIES ARE TO BE SOLD                       TO ISSUER

DAVID ELMER SNYDER                                    DIRECTOR / 10%    1380 RT. 286 EAST,       INDIANA       PA         15701
                                                      STOCKHOLDER       SUITE #121

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         INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification
                                              Number and the S.E.C. File Number.

----------------- ------------------------------------------ ------------------   ------------------    -------------------
3 (a)             (b)                                          SEC USE ONLY     (c)                     (d)
                                                             ------------------
  TITLE OF THE                                                                      NUMBER OF SHARES         AGGREGATE
    CLASS OF       NAME AND ADDRESS OF EACH BROKER THROUGH     BROKER-DEALER         OR OTHER UNITS            MARKET
   SECURITIES                     WHOM THE                      FILE NUMBER            TO BE SOLD              VALUE
   TO BE SOLD       SECURITIES ARE TO BE OFFERED OR EACH                            (See instr. 3(c))     (See instr. 3(d))
                                MARKET MAKER
                       WHO IS ACQUIRING THE SECURITIES
----------------- ------------------------------------------ ------------------   ------------------    -------------------
                               SCOTTRADE, INC.
  COMMON STOCK                9946 KENNERLY RD.
                             ST. LOUIS, MO 63128                                        1,000                $15,500
----------------- ------------------------------------------ ------------------   ------------------    -------------------

--------------------     -----------------     -----------------
(e)                      (f)                   (g)
 NUMBER OF SHARES          APPROXIMATE             NAME OF EACH
  OR OTHER UNITS           DATE OF SALE             SECURITIES
    OUTSTANDING           (See instr. 3(f))          EXCHANGE
 (See instr. 3(e))          (MO. DAY YR.)        (See instr. 3(g))
--------------------     -----------------     ------------------

                                                  NASDAQ GLOBAL
    30,906,573               3/16/2010                MARKET
--------------------     -----------------     ------------------

INSTRUCTIONS:                                                      3. (a) Title of the class of securities to be sold
1. (a) Name of issuer                                                 (b) Name and address of each broker through whom the
   (b) Issuer's I.R.S. Identification Number                              securities are intended to be sold
   (c) Issuer's S.E.C. file number, if any                            (c) Number of shares or other units to be sold (if debt
   (d) Issuer's address, including zip code                               securities, give the aggregate face amount)
   (e) Issuer's telephone number, including area code                 (d) Aggregate market value of the securities to be sold
                                                                          as of a specified date within 10 days prior to the
2. (a) Name of person for whose account the securities are                filing of this notice
       to be sold                                                     (e) Number of shares or other units of the class
   (b) Such person's relationship to the issuer (e.g.,                    outstanding, or if debt securities the face amount
       officer, director, 10% stockholder, or member of                   thereof outstanding, as shown by the most recent report
       immediate family of any of the foregoing)                          or statement published by the issuer
   (c) Such person's address, including zip code                      (f) Approximate date on which the securities are to be sold
                                                                      (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION  CONTAINED
                              IN THIS FORM ARE NOT  REQUIRED TO RESPOND  UNLESS THE FORM  DISPLAYS A CURRENTLY
                                                          VALID OMB CONTROL NUMBER.
                                                                                                                   SEC 1147 (08-07)


                                             TABLE I - SECURITIES TO BE SOLD
              Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

-----------------    ----------- ----------------------------------------- ----------------------------------------------
    Title of         Date you                                                    Name of Person from Whom Acquired
   the Class         Acquired        Nature of Acquisition Transaction       (If gift, also give date donor acquired)
-----------------   ----------- ------------------------------------------ ----------------------------------------------

  COMMON STOCK      03/09/2009             MARKET PURCHASE                                    N/A

-----------------  -----------  ------------------------------------------ ----------------------------------------------



------------------    --------------   -----------------------
    Amount of
   Securities            Date of
    Acquired            Payment           Nature of Payment
------------------    --------------   -----------------------

      5,000            03/09/2009               CASH

------------------    --------------   -----------------------

INSTRUCTIONS:   If the securities were purchased and full payment  therefor was not made in cash at the time of  purchase,  explain in the table or in a note  thereto  the  nature of the  consideration given. If the  consideration  consisted of any note or other  obligation,  or if payment was made in installments  describe the  arrangement and state when the note or other  obligation was discharged in full or the last installment paid.


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                                   TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

   Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
------------------------------------ ----------------------------- -------------- ----------------------- ----------------------
                                                                                         Amount of
  Name and Address of Seller           Title of Securities Sold    Date of Sale       Securities Sold       Gross Proceeds
------------------------------------ ----------------------------- -------------- ----------------------- ----------------------
David Elmer Snyder
c/o Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121             Common Stock              3/12/2010          5,000                  $76,250
Indiana, PA  15701


------------------------------------ ----------------------------- -------------- ----------------------- ----------------------

REMARKS:


INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                         March 17, 2010
            --------------------------------------------------
                         DATE OF NOTICE
            --------------------------------------------------
             DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
                        IF RELYING ON RULE 10B5-1


ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

                           /s/ David E. Snyder
           --------------------------------------------------------
                              (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed o printed signatures.

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      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                                                               SEC 1147 (02-08)